Exhibit 99.1

Akumin Inc. Announces Completion of Offering of Additional Senior Secured Notes

Plantation, FL, February 11, 2021 – Akumin Inc. (NASDAQ/TSX: AKU) (the “Issuer”), which in November of 2020 issued and sold $400 million aggregate principal amount of 7.00% senior secured notes due 2025, announced today that it completed its private offering (the “Private Offering”) of $75 million aggregate principal amount of additional 7.00% senior secured notes due 2025 (the “New Notes”). The New Notes are being offered as additional notes under the same indenture as the previously issued senior secured notes and will be treated as a single series with the previously issued senior secured notes.

The Issuer will use the net proceeds from the offering for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt.

The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each wholly owned restricted subsidiary of the Issuer, including professional service affiliates of the Issuer and the guarantors.

The Private Offering is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The New Notes were offered and sold only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions in reliance on Regulation S under the Securities Act. The New Notes and related guarantees will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes, the guarantees or any other securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Management Discussion & Analysis dated November 11, 2020, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com